Haverford Holdings Selects Sapiens IDIT Software Suite as its Global Solution Across All Operating Companies in the Group

The project encompasses the implementation of centralized core policy administration, claims and billing system for Direct Motor LOB

Rehovot, Israel – March 25th, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, today announced that Haverford Holdings Limited, a global provider of property and casualty insurance and reinsurance, has licensed Sapiens IDIT Software Suite as their centralized solution throughout its group of insurance companies. Its first application, which is valued at $1.5 Million USD, will be to manage the direct motor line which will be offered (when licensed) through a newly formed Gibraltar company, St. Bernard Assure Limited.

Sapiens IDIT Software Suite will be deployed as the common application with multi-country approach for full value-chain coverage. The new platform will allow Haverford to harmonize the policy administration processes via a centralized platform, facilitate business development by easy launch of new products, improve customer satisfaction by implementing operational excellence, and reduce IT costs.

William F. Fawcett, CEO of Haverford Services commented: “We selected Sapiens IDIT for this mission-critical project because of its intuitive, guided modern and customer–oriented user interface. These aspects associated with the suite’s impressive workflow and business rules engines which are based on a structured architecture offered a solution that completely fit with our business needs.”

“Our partnership with Haverford Holdings is an important step in the implementation of our growth strategy as a global player in the insurance software market” said Roni Al-Dor, President and CEO of Sapiens International. “We experience a growing interest in our insurance software solutions worldwide, and Haverford is an important pillar in our presence within the global insurance providers.”

Yoel Amir, Managing Director, General Insurance & Non-Life at Sapiens added: “We are proud of being selected by Haverford for this multi-year cutting-edge project. The project implementation, which is already well under way, will provide Haverford a superior functionality of Policy Administration, Product Factory, Rating, Underwriting and Workflow Rule Engine across multiple channels. We are dedicated to the success of this partnership and look forward to providing the best insurance technology solution that addresses Haverford’s global strategy.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

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